Exhibit 99.1

Nasdaq Grants AGM Group Holdings Inc. Continued Listing on The Nasdaq Stock Market Subject to Conditions

Beijing, June 9, 2025 (GLOBE NEWSWIRE) -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, today announced that the Nasdaq Hearings Panel issued a decision granting the Company’s request for continued listing on The Nasdaq Capital Market subject to the Company’s compliance with certain conditions, including compliance with the $1.00 bid price requirement by June 16, 2025, and continued compliance with all applicable criteria for continued listing on the Capital Market tier through at least September 29, 2025.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit www.agmprime.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "approximates," "assesses," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM Group Holdings Inc.

Email: ir@agmprime.com

Website: http://www.agmprime.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com